

November 12, 2010

Ignacio Antoñanzas A.
Enersis S.A.
Chief Executive Officer
Santa Rosa 76
Santiago, Chile

> **Re:** **Enersis S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 11, 2010**
> **File No. 001-12440**

Dear Mr. Antoñanzas:

We have reviewed your letter dated October 14, 2010 in response to our comment letter dated September 1, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 65

b. Liquidity and Capital Resources, page 77

1. We note your response to prior comments four and five. Please revise your discussion as follows:

   - Please add disclosure indicating that your "financial perspective" discussion is a supplement to your "accounting perspective" discussion. The focus of your discussion, as previously stated, should be on the primary financial statements presented in the document.

- • Please revise your discussion to state amounts in Chilean pesos consistent with your reporting currency and the amounts reflected in your primary financial statements.

Report of Independent Registered Public Accounting Firm, Page F-4

2. We note your proposed revision to our prior comment 15. It appears you inadvertently omitted "as" referred to in Item 17(c) of Form 20-F which states "If the financial statements comply with IFRS as issued by the IASB, such compliance must be unreservedly and explicitly stated in the notes to the financial statements and the auditor's report must include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please revise accordingly here as well as on page F-20 in your note to the financial statements.

Note 15. Property, Plant and Equipment, page F-62

3. We note your response to prior comment 21. Please explain to us your determination of the wide range of useful lives from 22 to 100 years for your buildings and your consideration of the factors noted in paragraph 56 of IAS 16.

Please provide a written statement from the company acknowledging that:

- • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna DiSilvio at (202) 551-3575 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Allen Miller, Esq.
        Chadbourne & Parke LLP